SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

Durango, Durango, Mexico - Corporacion Durango, S.A.B. de C.V. (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for its first fiscal quarter 2007. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of March 31, 2007 converted into U.S. dollars using the exchange rate at the end of each period reported.


INDUSTRY BUSINESS ENVIRONMENT  2007

During the first quarter of this year the North American paper industry experienced a generally favorable positive business environment which included, better prices and lower energy cost in spite of higher raw material. Such environment enabled the industry to achieve better results than those of 1Q'06 but worse than those of the 4Q'06. A positive feature of the current environment is the industry's below-average inventories. However a recovery in demand is needed to further increase prices.
The Mexican industry continue lagging on the implementation of price increases mainly due to weaker market conditions and a stronger Mexican Peso.

DURANGO'S PERFORMANCE 2007

Despite challenging market conditions in Mexico, Durango's results improved year over year. Such improvement reflects the impact of higher volumes, higher prices for our products and the benefits achieved from our strategic initiatives plan which compensated the escalating cost of recycled fiber.

OPERATING  PERFORMANCE

Item					1Q07	1Q06	%	4Q06	%
Total Shipments ('000 Short Tons)	371.6	343.7	 8%	384.8	-3%
Pricing (US$/Short Ton)			604.3	548.1	10%	602.4	 0%
Net Sales (US$ Million)			224.6	188.4	19%	231.8	-3%
Unit Cost (US$/Short Ton)		508.7	472.7	 8%	491.0	 4%
EBIT (US$ Million)			 19.3	 11.5	68%	 24.1	-20%
EBITDA (US$ Million)			 30.4	 22.3	37%	 36.0	-15%
EBITDA Margin				 14%	  12%	  -	  16%	  -

FINANCIAL HIGHLIGHTS 2007

During the first quarter 2007, the Company continued to carry out its strategy of strengthening its financial structure and balance sheet, reducing debt by US14.3 million. This reduction of debt substantially enhanced our main financial ratios.

Item					1Q07	1Q06	2006 A
Accumulated EBITDA (US$ Million)	 30.4	 22.3	120.5
Consolidated Debt (US$ Million)		521.6	579.3	535.9
Interest Coverage			  2.3X	  1.7X	  2.3X
Leverage Ratio LTM			  4.0X	  7.2X	  4.4X
Net Debt Leverage Ratio LTM		  3.7X	  6.8X	  4.1X

SHIPMENTS

The Company increased shipments by 8% from 343.7 thousand short tons in 1Q06 to 371.6 thousand short tons in 1Q07.

Shipments (000 Short Tons)		1Q07	1Q06	%	4Q06	%
Paper					183.1	169.2	8%	196.6	-7%
Packaging				186.5	171.9	9%	185.6	 1%
Other					  2.0	  2.7 -25%	  2.7  -26%
Total					371.6	343.7	8%	384.8	-3%

PRICE

Our prices increased by 10% from US$548.1 per short ton in 1Q06 to US$604.3 per short ton in 1Q07. Mexican market pricing continued to lag behind the US.

Prices (US$/Short Ton)		1Q07	1Q06	%	4Q06		%
Paper				580.8	496.9	17%	  582.7		 0%
Packaging			623.3	591.8	 5%	  617.3		 1%
Other				994.0	983.2	 1%	1,001.8		-1%
Mix Price (US$/Short Ton)	604.3	548.1	10%	  602.4		 0%

NET SALES

Due to the higher volumes, net sales grew by 19% from US$188.4 million in 1Q06 to US$224.6 million in 1Q07.

Net Sales (US$ Million)		1Q07	1Q06	%	4Q06	%
Paper				106.3	 84.1	 26%	114.5	 -7%
Packaging			116.2	101.7	 14%	114.5	  1%
Other				  2.0	  2.6	-25%	  2.7	-27%
Total				224.6	188.4	 19%	231.8	 -3%

PRODUCTION COST

The impact of OCC and ONP increases affected the Company's unit production cost, which increased by 8% in 1Q07 compared to 1Q06.

Unit Cost (US$/Short Ton)	1Q07	1Q06	%	4Q06	%
Total				508.7	472.7	8%	491.0	4%

EBITDA

Greater shipments, better product mix and price increases allowed the Company to offset increases in recycled fiber cost. Our EBITDA grew by 37% from US$22.3 million in 1Q06 to US$30.4 in 1Q07.

EBITDA (US$ Million)	1Q07	Margin	1Q06	Margin	%
Paper			21.6	 20%	11.0	13%	 96%
Packaging		 9.3	  8%	10.9	11%	-14%
Other			-0.5	-23%	 0.4	15%	N/A
Total			30.4	 14%	22.3	12%	 37%

*EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries:
a) operating income for such period; b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization, iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash,
v) taxes paid or payable, and vi) non-cash charges incurred in connection with pension plans; and c) the aggregate amount of interest income accrued during such period.

CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango's Chairman and CEO, said ... "Our enhanced operating fundamentals allowed us to offset much of the high raw material cost and continue our strong operating and financial performance. We expect the market conditions in Mexico will remain weak and higher raw material prices will continue for the following quarter. The Company's management will continue to focus on improving operating and financial fundamentals. We are pursuing every opportunity to improve the Company's cost structure and debt reduction"...
concluded Rincon.

CONFERENCE CALL

You are cordially invited to our Company's First Quarter
2007 Results Conference Call, which will be held on Wednesday, May 2, 2007 - 1:00 p.m. (EST) // 12:00 p.m. (Mexico - Durango).
Investors may participate in the live Conference Call by
dialing (800) 910 5247   (US Participants) or (617) 786 4501
(International Participants) with 68425344 as Passcode.
Please dial in at least 10 minutes prior to the start of the call. Replay will be available from 05-02-2007 3:00 p.m. to 05-16-2007 11.59 p.m. by dialing (888) 286 8010
(US Participants) or (617) 801 6888 (International Participants) with 79402244 as Passcode.

CORPORACION DURANGO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2006        2007        2007

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    471,941$    315,463      28,595
  Accounts receivable, net .........................   1,947,947   1,970,105     178,578
  Other assets .....................................       2,178       2,156         195
  Inventories, net .................................   1,227,602   1,349,907     122,361
  Prepaid expenses .................................      32,481      32,617       2,957
            Total current assets ...................   3,682,149   3,670,248     332,685
PROPERTY, PLANT AND EQUIPMENT, net .................  11,381,035  11,417,539   1,034,929
OTHER ASSETS, net ..................................     268,997     268,375      24,327
            Total  assets ..........................$ 15,332,181$ 15,356,162   1,391,940

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     171,201     189,747      17,199
  Interest payable .................................       6,556       2,268         206
  Trade accounts payable ...........................     933,057   1,086,430      98,478
  Notes payable ....................................      55,627      57,756       5,235
  Accrued liabilities ..............................     682,683     529,474      47,994
  Employee profit-sharing ..........................       4,830       4,781         433
            Total  current liabilities .............   1,853,954   1,870,456     169,545
LONG-TERM DEBT .....................................   5,681,264   5,564,262     504,366
LONG-TERM NOTES PAYABLE ............................     143,490     157,588      14,284
DEFERRED TAXES......................................   2,073,204   2,173,089     196,977
LIABILITY FOR EMPLOYEE BENEFITS.....................     310,186     308,221      27,938
            Total long term liabilities ............   8,208,144   8,203,160     743,565
            Total  liabilities .....................  10,062,098  10,073,616     913,110
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,846,732   4,847,218     439,370
  Minority interest ................................     423,351     435,328      39,460
            Total stockholders' equity .............   5,270,083   5,282,546     478,830
            Total liabilities and stockholders' equi$ 15,332,181$ 15,356,162   1,391,940

               Exchange rate: $ 11.0322

CORPORACION DURANGO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2006        2007      US$ 2007

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    -31,184$    -30,403      -2,756
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     415,622     101,425       9,194
       Impairment of long-lived assets .........................     -26,178           0           0
       Deferred income taxes ...................................     412,899      65,910       5,974
       Other....................................................      41,782      11,425       1,036
       Total items which do not require cash....................     844,125     178,760      16,203
  Net resources generated from income ..........................     812,941     148,357      13,448
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     114,754    -122,305     -11,086
    Decrease (Increase) in current assets ......................     -18,146        -114         -10
    Decrease (increase) in account receivables, net ............    -109,705     -22,158      -2,008
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      98,598      -2,044        -185
  Resources generated by operating activities ..................     898,442       1,736         157
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -893,586     -76,949      -6,975
  Net resources generated from financing activities ............    -893,586     -76,949      -6,975
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....    -229,385     -77,014      -6,981
       Decrease (Increase) in deferred assets ..................     -39,502      -4,251        -385
  Net resources applied to investing activities ................    -268,887     -81,265      -7,366
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -264,031    -156,478     -14,184
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     735,972     471,941      42,779
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    471,941$    315,463US    28,595

* The exchange rate of 11.0322 was used for translation purposes.

CORPORACION DURANGO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007

                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2006        2007        Var         2006        2007        Var

NET SALES ...............................$ 2,136,806$  2,477,503         16%     188,402     224,570         19%
COST OF SALES ...........................  1,842,808   2,085,225         13%     162,483     189,013         16%
     Gross profit........................    293,998     392,278         33%      25,919      35,557         37%

     Selling and Administrative expenses     163,351     178,897         10%      14,401      16,215         13%
     Operating income ...................    130,647     213,381         63%      11,518      19,342         68%
FINANCIAL EXPENSE:
Interest expense ........................    154,935     153,896         -1%      13,651      13,949          2%
Interest income .........................     -8,630      -4,970        -42%        -761        -451        -41%
Exchange (gain) loss, net ...............    168,390     140,361        -17%      14,835      12,723        -14%
Gain on monetary position ...............    -55,746     -54,909         -2%      -4,909      -4,978          1%
  Total financial expense ...............    258,949     234,378         -9%      22,816      21,243         -7%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     55,826      62,642         12%       4,918       5,678         15%
  Total other income (expense) ..........     55,826      62,642         12%       4,918       5,678         15%
  Income (loss) before income and asset t    -72,476      41,645     N/A          -6,380       3,777     N/A
Provisions for income and asset taxes ...     12,686       6,138        -52%       1,121         557        -50%
Provision for deferred income taxes .....     25,827      65,910        155%       2,275       5,974        163%
Net income before minority interest......$  -110,989$    -30,403        -73%      -9,776      -2,754        -72%
  Minority interest......................      4,516       9,337        107%         397         847        113%
  Majority net income....................$  -115,505$    -39,740        -66%     -10,173      -3,601        -65%

  Operating income ......................    130,647     213,381         63%      11,518      19,342         68%
  Depreciation & amortization ...........     99,356     101,425          2%       8,759       9,194          5%
  Interest income .......................      8,630       4,970        -42%         761         451        -41%
  Employee retirement obligations .......     11,174      11,425          2%         984       1,036          5%
  Allowance for doubtful accounts .......      2,653       4,682         76%         234         424         81%
  EBITDA ................................    252,460     335,883         33%      22,256      30,447         37%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 30, 2007			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer